Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 28, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor conferences / group investor meetings:

Date	Meeting	Location
28th Feb’ 2023	BofA Healthcare Tour	Hyderabad
28th Feb’ 2023	Ambit India Access - Healthcare Tour	Hyderabad
2nd Mar’ 2023	Goldman Sachs India Pharma and Healthcare Tour	Hyderabad
2nd Mar’ 2023	Investor Group meeting	Singapore

Please note that the schedule of the aforesaid meeting is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head CSR

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd